* KW 3/9/14

Public

14046436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8- 39730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAFAYETTE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 Woodmont Avenue, Suite 905
(No. and Street)

Bethesda (City) Maryland (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Judge 301-576-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaiser Scherer & Schlegel, PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road, Suite 400 (Address) McLean, (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/14/14

OATH OR AFFIRMATION

I, Lawrence Judge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lafayette Investments, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Commission expires 9/21/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Independent Auditors' Report and
Statements of Financial Condition
December 31, 2013 and 2012

KAISER SCHERER & SCHLEGEL, PLLC

Lafayette Investments, Inc.

Table of Contents

Independent Auditors' Report

Statements of Financial Condition	1
Notes to Financial Statements	2-8

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Lafayette Investments, Inc.

We have audited the accompanying statements of financial condition of **Lafayette Investments, Inc.** (a Delaware corporation) as of December 31, 2013 and 2012, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statements of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statements of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Lafayette Investments, Inc.** as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

February 25, 2014

Lafayette Investments, Inc.

Statements of Financial Condition

December 31,	**2013**	2012
Assets		
Cash and cash equivalents	**$ 1,553,198**	$ 1,440,196
Receivable from clearing broker	**79,774**	172,513
Securities owned (Notes 4 and 5)		
Marketable, at market value	**3,056,202**	4,892,737
Not readily marketable, at estimated fair value	**7**	7
Property and equipment, net (Note 3)	**36,571**	30,179
Other assets	**130,493**	76,704
Total assets	**$ 4,856,245**	$ 6,612,336
Liabilities and Shareholders' Equity		
Liabilities		
Payable to clearing broker (Note 6)	**$ 3,047,429**	$ 4,853,321
Accounts payable, accrued expenses and other liabilities	**248,008**	256,965
Deferred income taxes (Note 7)	**1,062**	1,298
Total liabilities	**3,296,499**	5,111,584
Shareholders' equity (Note 9)		
Common stock, $.01 par value; 10,000 authorized, 662 shares issued and outstanding	**7**	7
Paid in capital	**403,270**	403,270
Retained earnings	**1,156,469**	1,097,475
Total shareholders' equity	**1,559,746**	1,500,752
Total liabilities and shareholders' equity	**$ 4,856,245**	$ 6,612,336

The accompanying notes are an integral part of these financial statements.

1. Organization

Lafayette Investments, Inc. (the "Company") was incorporated in March 1988, under the laws of the state of Delaware. The Company, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. The Company is also a registered investment adviser under the Investment Advisers Act of 1940.

The Company has offices in Bethesda, Maryland and Ashton, Maryland.

The Company is a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions, and also provides fee-based investment advisory services.

2. Significant Accounting Policies

Securities Transactions

The Company uses the trade date basis of accounting for securities transactions and the related revenues and expenses. Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory income is recognized as it is earned and is billed quarterly in advance.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*, which requires deferred-tax assets and liabilities to be determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary timing differences) and to be measured at the enacted rates that will be in effect when these differences reverse.

2. Significant Accounting Policies (continued)

The Company utilizes statutory requirements for its income tax accounting, and avoids risks associated with potentially problematic tax positions that may incur challenge upon audit, where an adverse outcome is more likely than not. Therefore, no provisions are made for either uncertain tax positions nor accompanying potential tax penalties and interest for underpayments of income taxes in the Company's tax reserves. In accordance with ASC Topic 740, the Company may establish a reserve against deferred tax assets in those cases where realization is less than certain.

The Company files income tax returns in the United States (federal) and in the state of Maryland. In most instances, the Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2010, and is not currently under examination by any federal or state jurisdiction. It is not anticipated that unrecognized tax benefits will significantly change in the next twelve months.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with the Company's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

Depreciation

Property and equipment consist of furniture, equipment, software and leasehold improvements. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the lease.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to current year presentation.

Date of Management's Review

Management evaluated subsequent events through February 25, 2014, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure.

3. Property and Equipment

Property and equipment consisted of the following:

December 31,		2013		2012
Furniture and fixtures	$	**72,882**	$	72,882
Office equipment		**38,832**		65,831
Computer hardware		**76,232**		101,342
Computer software		**5,288**		5,288
Leasehold improvements		**24,260**		24,260
Property and equipment, at cost		**217,494**		269,603
Accumulated depreciation and amortization		**(180,923)**		(239,424)
Property and equipment, net	$	**36,571**	$	30,179

Depreciation and amortization expense for the years ended December 31, 2013 and 2012 was $15,197 and $14,878, respectively.

4. Securities Owned

The Company owns marketable securities that represent trading and investment securities carried at quoted market prices. As of December 31, 2013 and 2012, these marketable securities, which consisted of state and municipal obligations, totaled $3,056,202 and $4,892,737, respectively.

5. Fair Value Measurements on a Recurring Basis

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.
- Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

The carrying values of cash and cash equivalents, including money market securities, are included in Level 1 of the fair value hierarchy due to the short maturities of these instruments.

The following table presents the asset balances measured at fair value on a recurring basis as December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 1,553,198	$ -	$ -	$ 1,553,198
Securities owned	$ -	$ 3,056,209	$ -	$ 3,056,209

The following table presents the asset balances measured at fair value on a recurring basis as December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 1,440,196	$ -	$ -	$ 1,440,196
Securities owned	$ -	$ 4,892,744	$ -	$ 4,892,744

5. Fair Value Measurements on a Recurring Basis (continued)

In determining the fair value of its assets and liabilities, the Company predominately uses the market approach. Securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source for each security held. The Company has not adjusted the prices obtained from the independent pricing service.

6. Payable to Clearing Broker

The Company's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 1.5% as of December 31, 2013 and December 31, 2012. The Company earns interest on the bonds during the period in which they are held in inventory. The carrying value of the payable to clearing broker approximates the fair value based on current market rates and conditions.

7. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, limited deduction of charitable contributions, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

As of December 31, 2013, the Company has charitable contribution carryovers of $33,563 that may be used to offset future taxable income through December 31, 2018.

7. Income Taxes (continued)

The provision for income tax expense consists of the following:

Year ended December 31,		**2013**		2012
Current provision for income tax expenses:				
Federal	$	**23,470**	$	43,703
State		**9,270**		11,673
Total current provision for income tax expenses		**32,740**		55,376
Deferred income tax expense (benefit)				
Federal		**(182)**		395
State		**(55)**		(191)
Total deferred income tax expense (benefit)		**(237)**		204
Total provision for income tax expenses	$	**32,503**	$	55,580

8. Employee Retirement Plan

The Company maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense and a corresponding liability for employer contributions for the years ended December 31, 2013 and 2012 was $172,745 and $164,071, respectively.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,106,855, which was $1,006,855 in excess of its required net capital of $100,000. The Company's aggregate ratio of indebtedness to net capital as of December 31, 2013 was 0.23 to 1.

10. Concentration of Credit Risk

The Company engages in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company periodically reviews the credit standing of its counterparties.

11. Commitments

The Company leases office space, equipment and access to financial data under various operating lease agreements. Rent expenses under these operating leases for the years ended December 31, 2013 and 2012 were $199,389 and $200,929, respectively.

As of December 31, 2013, future minimum lease commitments for all non-cancelable operating leases are as follows:

Year ended December 31,		
2014	$	182,252
2015		129,005
2016		57,859
2017		29,427
Total	$	398,543